

Helene Servillon

Partner Marketing, VoiceBase // Co-creator, Orthogonal

Greater Los Angeles Area

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 Orthogonal

 Northeastern University

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Tweeting @hservillon I have a hunger for challenge, think with a childlike curiosity and have a passion for entrepreneurship. Interests: plant medicine (cannabis + hemp), democratizing wealth, machine learning, data science, people, the future of retail, urban mobility, and brand messaging.

Experience



Co-creator
Orthogonal
2018 – Present • less than a year
Greater Los Angeles Area

Orthogonal is the Berkshire Hathaway of socially conscious capitalism. We are an operating company and collective group that partners and incubates a range of companies that operate in future-forward industries such as plant medicine (cannabis and hemp), tech, blockchain, cryptocurrency and healthy food and wellness brands. Our mission is to create good in the world through business that will manifest a positive impact for people across the world. We operate with good intentions, transparency, ethics and 100% compliance.

Partner Marketing - Strategic Accounts
VoiceBase, Inc.
Aug 2017 – Present • 1 yr
Greater Los Angeles Area

Helene leads Partner Marketing at VoiceBase, an API-based and enterprise grade speech analytics platform. She is focused on developing go-to-market strategies and rules of engagement for VoiceBase's channel and enterprise partners around the globe.

Head of Customer Success
VoiceBase, Inc.
Apr 2016 – Aug 2017 • 1 yr 5 mos
Greater Los Angeles Area

VoiceBase is a leading cloud-based AI speech analytics API that enables speech-to-text, knowledge extraction and conversation analytics from voice content. Using machine learning, we build predictive models that surface patterns found in calls and broadcast media content.

We have an amazing team with some of the most brilliant engineers on this planet. Some of our notable partners and customers include: Twilio, Amazon, Home Depot, TalkDesk, AVST, Veritone, Invoca, Kaltura, Nasdaq, and FreeConferenceCall.com.

*2017 Bronze Edison award in Voice and Hearing Technology









*The Silicon Review - 20 Fastest Growing Big Data Companies Award 2016
*Named a 2014 OnDemand 100 Top Private Company
*Crowned the "Next BIG Thing" at ITEXPO
*Finalist For 'San Francisco's Best Tech Startup' by Tech In Motion 2016

Media (2)

VoiceBase Named A 2017 Stratus Award Winner For Cloud Computing

VoiceBase Pred
Product Award

Pure Cycles

Commercial Sales Director

Pure Cycles
Dec 2014 – May 2016 • 1 yr 6 mos
Greater Los Angeles Area

• Key member of management and creative team, responsible for developing and overseeing all elements of new commercial sales channel
• Analyzed, tested, and identified market opportunities and target customer
• Established pipeline automation process using Carberator and cold-calling 2.0 tactics
• Managed and grew business opportunities with 65 existing accounts
• Created and designed monthly outbound email campaigns
• Sourced, hired and managed outside sales reps in North America
• Produced annual budget, quarterly revenue, and expense projections
• Attended, exhibited, and networked at national trade shows in the bicycle, sustainable brands, promotional products, and hotel industries
• Built, designed, and created web pages and content for new commercial site purebusinesscycles.com

eCycle Electric Consultants

Account Executive

eCycleElectric Consultants
Jan 2013 – Dec 2014 • 2 yrs

• Product and account executive for over 8 clients across 5 countries in the bicycle and electric bike industries, working with C-level management to oversee supply chain, product quality, business development and marketing
• Generated new business opportunities with brands and suppliers by cold- contacting and traveling to trade shows in Asia, Europe, and US
• Created and re-branded the new eCycleElectric website, social media channels and blog, tripling web traffic and SEO
• Created published electric bike market reports which analyzed and forecasted product demand, trends, competitive landscapes and market opportunities in North America







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Education

Northeastern University

Northeastern University
BA in Communication Studies, Media Communications and Business Administration
Activities and Societies: • NCAA Division 1 Varsity Women's Volleyball team • Student Athlete Athletic Association (S.A.A.C.)

Universitat Autònoma

Universitat Autònoma de Barcelona
International Business

Lowell High School

Lowell High School

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Skills & Endorsements

New Business Development · 31
Jessie Balantac and 30 connections have given endorsements for this skill

Entrepreneurship · 30
Endorsed by **Randall R. Jacobs, who is highly skilled at this**
Endorsed by **2 of Helene's colleagues at VoiceBase, Inc.**

E-commerce · 27
Endorsed by **Chris Nolte, who is highly skilled at this**
Endorsed by **2 of Helene's colleagues at VoiceBase, Inc.**

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Recommendations

Ask for a recommendation | Recommend Helene

Received (3) Given (0)

Michael Fishman

Michael Fishman
Co-Founder, President @ Pure Cycles
May 5, 2016, Michael managed Helene directly

I have worked with Helene for the past three years – two years with her as a consultant for my company and one year with her working as our Commercial Sales Director.

Helene is a one of the most curious, personable and ambitious employees that I have worked with. She has such a great thirst for knowledge that makes working with her very exciting. Within the first few weeks on the job she had already read numerous sales automation books, attended various trade shows and seminars to test different markets, and made best friends with everyone within our company and industry.

Helene was also fun to work with because she was always coming to me with new ideas that could not only increase her part of the business but the overall business of the company as

well. The best part of this was that I always felt comfortable saying 'yes' and letting her try new things because I was 100% confident that she would work as hard as she could to produce results and be honest with me when she didn't think the opportunity was worth pursuing any longer.

Helene's best trait of all was her amazing, positive attitude. Over the past three years I never saw Helene get mad at anyone or have a bad day. She was kind to everyone and it is something that I will always admire about her. I don't look at Helene only as an employee but also as a friend and I am confident that we will be friends for a long time to come.

Future employers should expect Helene to take on all challenges head first and be a loyal, hard-working employee that gets along with everyone. If you have just recently hired her, you should be considered lucky to have her.



Randall R. Jacobs
Founder at THESIS [THESISBIKE]
November 13, 2014, Randall R. worked with Helene but at different companies

Helene is a talented networker and connector-of-dots, whether they be people, ideas or resources. Her intense curiosity, entrepreneurial spirit and long-term focus have driven her to identify and contribute to a number of innovative ventures in the cycling and mobility space. With OpenBike, she has demonstrated herself eager to take on new challenges, creative in her problem-solving and proactive in suggesting new connections and approaches.

Helene also brings a much-needed perspective to the industry; that of the non-cyclist for whom the bicycle is but one of many potential modes of mobility, recreation and fitness. She understands not only the supply chain, but also how technology, bike-share networks, new distribution models, female and urban demographics, and other emerging trends are transforming cycling and urban mobility.

I recommend Helene wholeheartedly.

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